DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP") which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

     Material variations between financial statement items under CDN GAAP and the amounts determined using U.S. GAAP are as follows:


CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2003

                                                                    RECOGNITION       ELIMINATION       ADDITIONAL
                                                                    OF DEFERRED     OF EFFECTS OF       WRITE DOWN     REDUCTION IN
                                                                       EXCHANGE    RECOGNITION OF      OF PROPERTY,    DEPRECIATION,
                                                               GAINS AND LOSSES  EQUITY COMPONENT        PLANT AND    DEPLETION AND
                                                        UNDER    ON CONVERTIBLE    OF CONVERTIBLE  EQUIPMENT UNDER     AMORTIZATION
                                                     CDN GAAP        DEBENTURES        DEBENTURES        U.S. GAAP  UNDER U.S. GAAP
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                                      (A)               (A)               (B)             (B)
Assets
Current assets
Cash and cash equivalents                          $    125.0  $             -   $             -   $            -   $            -
Restricted cash                                           5.2                -                 -                -                -
Accounts receivable and other assets                     28.7                -                 -                -                -
Inventories                                             100.8                -                 -                -                -
Marketable securities                                     1.9                -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                        261.6                -                 -                -                -
Property, plant and equipment                           823.7                -                 -            (60.5)            29.2
Goodwill                                                888.6                -                 -                -                -
Long-term investments                                    30.2                -                 -                -                -
Future income and mining taxes                           14.3                -                 -                -                -
Deferred charges and other assets                        34.7                -               0.8                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                   $  2,053.1  $             -   $           0.8   $        (60.5)  $         29.2
                                                   ==========  ================  ================  ===============  ===============
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities           $     83.5  $             -   $             -   $            -   $            -
Current portion of long-term debt                        19.7                -                 -                -                -
Current portion of site restoration cost accruals        16.2                -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                        119.4                -                 -                -                -

Long-term debt                                           11.7                -                 -                -                -
Site restoration cost accruals                          104.6                -                 -                -                -
Future income and mining taxes                           45.4                -                 -                -                -
Deferred revenue                                          3.4                -                 -                -                -
Other long-term liabilities                               5.0                -                 -                -                -
Debt component of convertible debentures                 23.1                -             121.2                -                -
Redeemable retractable preferred shares                   2.8                -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                        315.4                -             121.2                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY       13.2                -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
COMMON SHAREHOLDERS' EQUITY
Common share capital                                  1,599.5                -                 -                -                -
Contributed surplus                                      12.9                -                 -                -                -
Equity component of convertible debentures              136.7             (1.4)           (135.3)               -                -
Deficit                                                 (20.7)             1.4              14.9            (60.5)            29.2
Cumulative translation adjustments                       (3.9)               -                 -                -                -
Other comprehensive income (loss)                           -                -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                      1,724.5                -            (120.4)           (60.5)            29.2
                                                   ----------  ----------------  ----------------  ---------------  ---------------

                                                   $  2,053.1  $             -   $           0.8   $        (60.5)  $         29.2
                                                   ==========  ================  ================  ===============  ===============

(CONTINUED)

                                                                         GAINS                        RECLASSI-
                                                    REVERSAL OF  ON MARKETABLE                      FICATION OF
                                                       1991 AND     SECURITIES                FLOW   CUMULATIVE
                                                   2003 DEFICIT  AND LONG-TERM  EFFECT OF  THROUGH  TRANSLATION
                                                   ELIMINATIONS    INVESTMENTS   SFAS 133   SHARES  ADJUSTMENTS
                                                   ------------  -------------  ---------  -------  -----------
                                                        (C)           (D)          (E)       (F)        (H)
Assets
Current assets
Cash and cash equivalents                          $         -   $          -   $      -   $    -   $        -
Restricted cash                                              -              -          -        -            -
Accounts receivable and other assets                         -              -          -        -            -
Inventories                                                  -              -          -        -            -
Marketable securities                                        -            0.7          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
                                                             -            0.7          -        -            -
Property, plant and equipment                                -              -          -        -            -
Goodwill                                                     -              -          -        -            -
Long-term investments                                        -            6.9          -        -            -
Future income and mining taxes                               -              -          -        -            -
Deferred charges and other assets                            -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
                                                   $         -   $        7.6   $      -   $    -   $        -
                                                   ============  =============  =========  =======  ===========
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities           $         -   $          -   $   14.1   $    -   $        -
Current portion of long-term debt                            -              -          -        -            -
Current portion of site restoration cost accruals            -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
                                                             -              -       14.1        -            -

Long-term debt                                               -              -          -        -            -
Site restoration cost accruals                               -              -          -        -            -
Future income and mining taxes                               -              -          -        -            -
Deferred revenue                                             -              -       (3.4)       -            -
Other long-term liabilities                                  -              -          -        -            -
Debt component of convertible debentures                     -              -          -        -            -
Redeemable retractable preferred shares                      -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
                                                             -              -       10.7        -            -
                                                   ------------  -------------  ---------  -------  -----------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY           -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
COMMON SHAREHOLDERS' EQUITY
Common share capital                                     766.7              -          -     (1.1)           -
Contributed surplus                                          -              -          -        -            -
Equity component of convertible debentures                   -              -          -        -            -
Deficit                                                 (766.7)                     (1.0)     1.1            -
Cumulative translation adjustments                           -              -          -        -          3.9
Other comprehensive income (loss)                            -            7.6       (9.7)       -         (3.9)
                                                   ------------  -------------  ---------  -------  -----------
                                                             -            7.6      (10.7)       -            -
                                                   ------------  -------------  ---------  -------  -----------

                                                   $         -   $        7.6   $      -   $    -   $        -
                                                   ============  =============  =========  =======  ===========

(CONTINUED)

                                                                   RESTATEMENT
                                                                     TO EQUITY
                                                                   ACCOUNT FOR
                                                   TO ADJUST TO  INVESTMENT IN  EFFECT OF      UNDER
                                                   EQUITY BASIS       ECHO BAY   SFAS 143  U.S. GAAP
                                                   ------------  -------------  ---------  ---------
                                                        (I)            (D)         (J)
Assets
Current assets
Cash and cash equivalents                          $         -   $          -   $      -   $   125.0
Restricted cash                                              -              -          -         5.2
Accounts receivable and other assets                         -              -          -        28.7
Inventories                                                  -              -          -       100.8
Marketable securities                                        -              -          -         2.6
                                                   ------------  -------------  ---------  ---------
                                                             -              -          -       262.3
Property, plant and equipment                                -              -        1.3       793.7
Goodwill                                                     -           40.8          -       929.4
Long-term investments                                        -              -          -        37.1
Future income and mining taxes                               -              -          -        14.3
Deferred charges and other assets                            -              -          -        35.5
                                                   ------------  -------------  ---------  ---------
                                                   $         -   $       40.8   $    1.3   $ 2,072.3
                                                   ============  =============  =========  =========
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities           $         -   $          -   $    1.5   $    99.1
Current portion of long-term debt                            -              -          -        19.7
Current portion of site restoration cost accruals            -              -        0.7        16.9
                                                   ------------  -------------  ---------  ---------
                                                             -              -        2.2       135.7

Long-term debt                                               -              -          -        11.7
Site restoration cost accruals                               -              -       10.7       115.3
Future income and mining taxes                               -              -          -        45.4
Deferred revenue                                             -              -          -           -
Other long-term liabilities                                  -              -        1.9         6.9
Debt component of convertible debentures                     -              -          -       144.3
Redeemable retractable preferred shares                      -              -          -         2.8
                                                   ------------  -------------  ---------  ---------
                                                             -              -       14.8       462.1
                                                   ------------  -------------  ---------  ---------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY           -              -          -        13.2
                                                   ------------  -------------  ---------  ---------
COMMON SHAREHOLDERS' EQUITY
Common share capital                                         -              -          -     2,365.1
Contributed surplus                                          -              -          -        12.9
Equity component of convertible debentures                   -              -          -           -
Deficit                                                      -           40.8      (13.5)     (775.0)
Cumulative translation adjustments                           -              -          -       -
Other comprehensive income (loss)                            -              -          -        (6.0)
                                                   ------------  -------------  ---------  ---------
                                                             -           40.8      (13.5)    1,597.0
                                                   ------------  -------------  ---------  ---------

                                                   $         -   $       40.8   $    1.3   $ 2,072.3
                                                   ============  =============  =========  =========


CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2002

                                                                    RECOGNITION       ELIMINATION       ADDITIONAL
                                                                    OF DEFERRED     OF EFFECTS OF       WRITE DOWN     REDUCTION IN
                                                                       EXCHANGE    RECOGNITION OF      OF PROPERTY,    DEPRECIATION,
                                                               GAINS AND LOSSES  EQUITY COMPONENT        PLANT AND    DEPLETION AND
                                                        UNDER    ON CONVERTIBLE    OF CONVERTIBLE  EQUIPMENT UNDER     AMORTIZATION
                                                     CDN GAAP        DEBENTURES        DEBENTURES        U.S. GAAP  UNDER U.S. GAAP
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                                      (A)               (A)              (B)              (B)
ASSETS
Current assets
Cash and cash equivalents                          $   170.6   $             -   $             -   $            -   $            -
Restricted cash                                         21.1                 -                 -                -                -
Accounts receivable and other assets                    15.5                 -                 -                -                -
Inventories                                             38.9                 -                 -                -                -
Marketable securities                                    0.1                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                       246.2                 -                 -                -                -
Property, plant and equipment                          330.0                 -                 -            (60.5)            26.0
Long-term investments                                   11.8                 -                 -                -                -
Deferred charges and other assets                       10.0                 -               0.8                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                   $   598.0   $             -   $           0.8   $        (60.5)   $        26.0
                                                   ==========  ================  ================  ===============  ===============
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities           $    35.5   $             -   $             -   $            -   $            -
Current portion of long-term debt                       23.3                 -                 -                -                -
Current portion of site restoration cost accruals       15.0                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                        73.8                 -                 -                -                -

Long-term debt                                          12.9                 -                 -                -                -
Site restoration cost accruals                          42.0                 -                 -                -                -
Future income and mining taxes                           3.3                 -                 -                -                -
Deferred revenue                                         4.5                 -                 -                -                -
Other long-term liabilities                              5.5                 -                 -                -                -
Debt component of convertible debentures                21.7                 -             102.1                -                -
Redeemable retractable preferred shares                  2.5                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                       166.2                 -             102.1                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
COMPANY                                                 12.9                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
COMMON SHAREHOLDERS' EQUITY
Common share capital                                 1,058.5                 -                 -                -                -
Contributed surplus                                     12.9                 -                 -                -                -
Equity component of convertible debentures             132.3             (17.8)           (114.5)               -                -
Deficit                                               (761.4)             17.8              13.2            (60.5)            26.0
Cumulative translation adjustments                     (23.4)                -                 -                -                -
Other comprehensive income (loss)                          -                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                       418.9                 -            (101.3)           (60.5)            26.0
                                                   ----------  ----------------  ----------------  ---------------  ---------------

                                                   $   598.0   $             -   $           0.8   $        (60.5)  $         26.0
                                                   ==========  ================  ================  ===============  ===============

(CONTINUED)

                                                                         GAINS                        RECLASSI-
                                                    REVERSAL OF  ON MARKETABLE                      FICATION OF
                                                       1991 AND     SECURITIES                FLOW   CUMULATIVE
                                                   2003 DEFICIT  AND LONG-TERM  EFFECT OF  THROUGH  TRANSLATION
                                                   ELIMINATIONS    INVESTMENTS   SFAS 133   SHARES  ADJUSTMENTS
                                                   ------------  -------------  ---------  -------  -----------
                                                       (C)            (D)          (E)       (F)        (H)
ASSETS
Current assets
Cash and cash equivalents                          $         -   $          -   $      -   $    -   $        -
Restricted cash                                              -              -          -        -            -
Accounts receivable and other assets                         -              -          -        -            -
Inventories                                                  -              -          -        -            -
Marketable securities                                        -            0.1          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
                                                             -            0.1          -        -            -
Property, plant and equipment                                -              -          -        -            -
Long-term investments                                        -           77.8          -        -            -
Deferred charges and other assets                            -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
                                                   $         -   $       77.9   $      -   $    -   $        -
                                                   ============  =============  =========  =======  ===========
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities           $         -   $          -   $   21.1   $    -   $        -
Current portion of long-term debt                            -              -          -        -            -
Current portion of site restoration cost accruals            -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
                                                             -              -       21.1        -            -

Long-term debt                                               -              -          -        -            -
Site restoration cost accruals                               -              -          -        -            -
Future income and mining taxes                               -              -          -        -            -
Deferred revenue                                             -              -       (4.5)       -            -
Other long-term liabilities                                  -              -          -        -            -
Debt component of convertible debentures                     -              -          -        -            -
Redeemable retractable preferred shares                      -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
                                                             -              -       16.6        -            -
                                                   ------------  -------------  ---------  -------  -----------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
COMPANY                                                      -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
COMMON SHAREHOLDERS' EQUITY
Common share capital                                       5.3              -          -     (1.1)           -
Contributed surplus                                          -              -          -        -            -
Equity component of convertible debentures                   -              -          -        -            -
Deficit                                                   (5.3)          42.5       (1.9)     1.1            -
Cumulative translation adjustments                           -              -          -        -         23.4
Other comprehensive income (loss)                            -           35.4      (14.7)       -        (23.4)
                                                   ------------  -------------  ---------  -------  -----------
                                                             -           77.9      (16.6)       -            -
                                                   ------------  -------------  ---------  -------  -----------

                                                   $         -   $       77.9   $      -   $    -   $        -
                                                   ============  =============  =========  =======  ===========

(CONTINUED)

                                                                      RESTATEMENT
                                                                        TO EQUITY
                                                                      ACCOUNT FOR
                                                      TO ADJUST TO  INVESTMENT IN               UNDER
                                                      EQUITY BASIS       ECHO BAY           U.S. GAAP
                                                      ------------  -------------          ----------
                                                           (I)            (D)     (RESTATED - NOTE J)
ASSETS
Current assets
Cash and cash equivalents                             $     (29.4)   $         -           $   141.2
Restricted cash                                                   -            -                21.1
Accounts receivable and other assets                          1.9              -                17.4
Inventories                                                 (14.2)             -                24.7
Marketable securities                                           -              -                 0.2
                                                      ------------  -------------          ----------
                                                            (41.7)             -               204.6
Property, plant and equipment                                (9.8)             -               285.7
Long-term investments                                        45.9          (22.5)              113.0
Deferred charges and other assets                            (2.9)             -                 7.9
                                                      ------------  -------------          ----------
                                                      $      (8.5)  $      (22.5)          $   611.2
                                                      ============  =============          ==========
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities              $      (1.8)  $          -           $    54.8
Current portion of long-term debt                            (2.6)             -                20.7
Current portion of site restoration cost accruals            (0.3)             -                14.7
                                                      ------------  -------------          ----------
                                                             (4.7)             -                90.2

Long-term debt                                                  -              -                12.9
Site restoration cost accruals                               (3.8)             -                38.2
Future income and mining taxes                                  -              -                 3.3
Deferred revenue                                                -              -                   -
Other long-term liabilities                                     -              -                 5.5
Debt component of convertible debentures                        -              -               123.8
Redeemable retractable preferred shares                         -              -                 2.5
                                                      ------------  -------------          ----------
                                                             (8.5)             -               276.4
                                                      ------------  -------------          ----------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
COMPANY                                                         -              -                12.9
                                                      ------------  -------------          ----------
COMMON SHAREHOLDERS' EQUITY
Common share capital                                            -              -             1,062.7
Contributed surplus                                             -              -                12.9
Equity component of convertible debentures                      -              -                 0.0
Deficit                                                         -           (0.7)             (729.2)
Cumulative translation adjustments                              -              -                   -
Other comprehensive income (loss)                               -          (21.8)              (24.5)
                                                      ------------  -------------          ----------
                                                                -          (22.5)              321.9
                                                      ------------  -------------          ----------

                                                      $      (8.5)  $      (22.5)          $   611.2
                                                      ============  =============          ==========


CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2003

                                                                    RECOGNITION       ELIMINATION       ADDITIONAL
                                                                    OF DEFERRED     OF EFFECTS OF       WRITE DOWN     REDUCTION IN
                                                                       EXCHANGE    RECOGNITION OF      OF PROPERTY,    DEPRECIATION,
                                                               GAINS AND LOSSES  EQUITY COMPONENT        PLANT AND    DEPLETION AND
                                                        UNDER    ON CONVERTIBLE    OF CONVERTIBLE  EQUIPMENT UNDER     AMORTIZATION
                                                     CDN GAAP        DEBENTURES        DEBENTURES        U.S. GAAP  UNDER U.S. GAAP
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                                      (A)               (A)              (B)              (B)
Revenue
Mining revenue                                     $   274.8   $             -   $             -   $            -   $            -
Interest and other income                                2.8                 -                 -                -                -
Mark to market gain on call options                      1.2                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                       278.8                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
EXPENSES
Operating                                              194.3                 -                 -                -                -
General and administrative                              11.8                 -                 -                -                -
Exploration and business development                    13.3                 -                 -                -                -
Depreciation, depletion and amortization                68.5                 -                 -                -             (3.2)
Loss on sale of assets                                   0.4                 -                 -                -                -
Foreign exchange (gain) loss                            (0.3)             16.4                 -                -                -
Interest expense on long-term liabilities                2.5                 -               2.6                -                -
Accretion expense                                          -                 -                 -                -                -
Write-down of marketable securities                      0.1                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                       290.6              16.4               2.6                -             (3.2)
                                                   ----------  ----------------  ----------------  ---------------  ---------------

                                                       (11.8)            (16.4)             (2.6)               -              3.2

Minority interest                                       (0.1)                -                 -                -                -
Share of income (loss) of investee companies               -                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------

LOSS BEFORE TAXES, CUMULATIVE EFFECT OF A CHANGE
     IN ACCOUNTING PRINCIPLE AND DIVIDENDS ON
     CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
     COMPANY                                           (11.9)            (16.4)             (2.6)               -              3.2

Provision for income and mining taxes                   (4.1)                -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------

LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN
     ACCOUNTING PRINCIPLE AND DIVIDENDS ON
     CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
     COMPANY                                           (16.0)            (16.4)             (2.6)               -              3.2

Cumulative effect of a change in accounting
     principle                                             -                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------

LOSS FOR THE PERIOD BEFORE DIVIDENDS ON
     CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
     COMPANY                                           (16.0)            (16.4)             (2.6)               -              3.2

Dividends on convertible preferred shares of
     subsidiary company                                 (0.4)                -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------

NET LOSS FOR THE PERIOD                                (16.4)            (16.4)             (2.6)               -              3.2

INCREASE IN EQUITY COMPONENT OF CONVERTIBLE
     DEBENTURES                                         (4.3)                -               4.3                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------

NET LOSS FOR THE PERIOD ATTRIBUTABLE TO COMMON
     SHAREHOLDERS                                  $   (20.7)  $         (16.4)  $           1.7   $            -   $          3.2
                                                   ==========  ================  ================  ===============  ===============

LOSS PER SHARE
Basic and diluted                                  $   (0.07)
COMMON SHARES ISSUED AND OUTSTANDING (MILLIONS)
Weighted average                                       284.1
Total                                                  315.1

(CONTINUED)

                                                                         GAINS                        RECLASSI-
                                                    REVERSAL OF  ON MARKETABLE                      FICATION OF
                                                       1991 AND     SECURITIES                FLOW   CUMULATIVE
                                                   2003 DEFICIT  AND LONG-TERM  EFFECT OF  THROUGH  TRANSLATION
                                                   ELIMINATIONS    INVESTMENTS   SFAS 133   SHARES  ADJUSTMENTS
                                                   ------------  -------------  ---------  -------  -----------
                                                       (C)            (D)          (E)       (F)        (H)
Revenue
Mining revenue                                     $         -   $          -   $    0.9   $    -   $        -
Interest and other income                                    -              -          -        -            -
Mark to market gain on call options                          -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
                                                             -              -        0.9        -            -
                                                   ------------  -------------  ---------  -------  -----------
EXPENSES
Operating                                                    -              -          -        -            -
General and administrative                                   -              -          -        -            -
Exploration and business development                         -              -          -        -            -
Depreciation, depletion and amortization                     -              -          -        -            -
Loss on sale of assets                                       -              -          -        -            -
Foreign exchange (gain) loss                                 -              -          -        -            -
Interest expense on long-term liabilities                    -              -          -        -            -
Accretion expense                                            -              -          -        -            -
Write-down of marketable securities                          -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
                                                             -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------

                                                             -              -        0.9        -            -

Minority interest                                            -              -          -        -            -
Share of income (loss) of investee companies                 -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------

LOSS BEFORE TAXES, CUMULATIVE EFFECT OF A CHANGE
     IN ACCOUNTING PRINCIPLE AND DIVIDENDS ON
     CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
     COMPANY                                                 -              -        0.9        -            -

Provision for income and mining taxes                        -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------

LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN
     ACCOUNTING PRINCIPLE AND DIVIDENDS ON
     CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
     COMPANY                                                 -              -        0.9        -            -

Cumulative effect of a change in accounting
     principle                                               -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------

LOSS FOR THE PERIOD BEFORE DIVIDENDS ON
     CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
     COMPANY                                                 -              -        0.9        -            -

Dividends on convertible preferred shares of
     subsidiary company                                      -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------

NET LOSS FOR THE PERIOD                                      -              -        0.9        -            -

INCREASE IN EQUITY COMPONENT OF CONVERTIBLE
     DEBENTURES                                              -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------

NET LOSS FOR THE PERIOD ATTRIBUTABLE TO COMMON
     SHAREHOLDERS                                  $         -   $          -   $    0.9   $    -   $        -
                                                   ============  =============  =========  =======  ===========

LOSS PER SHARE
Basic and diluted
COMMON SHARES ISSUED AND OUTSTANDING (MILLIONS)
Weighted average
Total

(CONTINUED)

                                                                   RESTATEMENT
                                                                     TO EQUITY
                                                                   ACCOUNT FOR
                                                   TO ADJUST TO  INVESTMENT IN  EFFECT OF       UNDER
                                                   EQUITY BASIS       ECHO BAY   SFAS 143   U.S. GAAP
                                                   ------------  -------------  ---------  ----------
                                                       (I)            (D)          (J)
Revenue
Mining revenue                                     $      (6.0)  $          -   $      -   $   269.7
Interest and other income                                  0.3              -          -         3.1
Mark to market gain on call options                          -              -          -         1.2
                                                   ------------  -------------  ---------  ----------
                                                          (5.7)             -          -       274.0
                                                   ------------  -------------  ---------  ----------
EXPENSES
Operating                                                 (2.9)             -       (3.4)      188.0
General and administrative                                   -              -          -        11.8
Exploration and business development                      (0.1)             -          -        13.2
Depreciation, depletion and amortization                  (1.2)             -        0.3        64.4
Loss on sale of assets                                       -              -          -         0.4
Foreign exchange (gain) loss                                 -              -          -        16.1
Interest expense on long-term liabilities                    -              -          -         5.1
Accretion expense                                            -              -        4.5         4.5
Write-down of marketable securities                          -              -          -         0.1
                                                   ------------  -------------  ---------  ----------
                                                          (4.2)             -        1.4       303.6
                                                   ------------  -------------  ---------  ----------

                                                          (1.5)             -       (1.4)      (29.6)

Minority interest                                            -              -          -        (0.1)
Share of income (loss) of investee companies               1.1           (1.0)         -         0.1
                                                   ------------  -------------  ---------  ----------

LOSS BEFORE TAXES, CUMULATIVE EFFECT OF A CHANGE
     IN ACCOUNTING PRINCIPLE AND DIVIDENDS ON
     CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
     COMPANY                                              (0.4)          (1.0)      (1.4)      (29.6)

Provision for income and mining taxes                      0.4              -          -        (3.7)
                                                   ------------  -------------  ---------  ----------

LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN
     ACCOUNTING PRINCIPLE AND DIVIDENDS ON
     CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
     COMPANY                                                 -           (1.0)      (1.4)      (33.3)

Cumulative effect of a change in accounting
     principle                                               -              -      (12.1)      (12.1)
                                                   ------------  -------------  ---------  ----------

LOSS FOR THE PERIOD BEFORE DIVIDENDS ON
     CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
     COMPANY                                                 -           (1.0)     (13.5)      (45.4)

Dividends on convertible preferred shares of
     subsidiary company                                      -              -          -        (0.4)
                                                   ------------  -------------  ---------  ----------

NET LOSS FOR THE PERIOD                                      -           (1.0)     (13.5)      (45.8)

INCREASE IN EQUITY COMPONENT OF CONVERTIBLE
     DEBENTURES                                              -              -          -           -
                                                   ------------  -------------  ---------  ----------

NET LOSS FOR THE PERIOD ATTRIBUTABLE TO COMMON
     SHAREHOLDERS                                  $         -   $       (1.0)  $  (13.5)  $   (45.8)
                                                   ============  =============  =========  ==========

LOSS PER SHARE
Basic and diluted                                                                          $   (0.16)
COMMON SHARES ISSUED AND OUTSTANDING (MILLIONS)
Weighted average                                                                               284.1
Total                                                                                          315.1


CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2002

                                                                    RECOGNITION       ELIMINATION       ADDITIONAL
                                                                    OF DEFERRED     OF EFFECTS OF       WRITE DOWN     REDUCTION IN
                                                                       EXCHANGE    RECOGNITION OF      OF PROPERTY,    DEPRECIATION,
                                                               GAINS AND LOSSES  EQUITY COMPONENT        PLANT AND    DEPLETION AND
                                                        UNDER    ON CONVERTIBLE    OF CONVERTIBLE  EQUIPMENT UNDER     AMORTIZATION
                                                     CDN GAAP        DEBENTURES        DEBENTURES        U.S. GAAP  UNDER U.S. GAAP
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                                      (A)              (A)               (B)              (B)
Revenue
Mining revenue                                     $   128.0   $             -   $             -   $            -   $            -
Interest and other income                                7.7                 -                 -                -                -
Mark to market loss on call options                     (1.6)                -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                       134.1                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
EXPENSES
Operating                                               87.9                 -                 -                -                -
General and administrative                               4.8                 -                 -                -                -
Exploration and business development                     4.1                 -                 -                -                -
Depreciation, depletion and amortization                41.4                 -                 -                -             (3.7)
Gain on sale of assets                                  (1.5)                -                 -                -                -
Foreign exchange loss                                    3.0               4.7                 -                -                -
Interest expense on long-term liabilities                2.8                 -               2.2                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                       142.5               4.7               2.2                -             (3.7)
                                                   ----------  ----------------  ----------------  ---------------  ---------------

                                                        (8.4)             (4.7)             (2.2)               -              3.7

Share in income of investee companies                    0.2                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------

(LOSS) INCOME BEFORE TAXES AND DIVIDENDS ON
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY      (8.2)             (4.7)             (2.2)               -              3.7

Provision for income and mining taxes                   (3.0)                -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------

(LOSS) INCOME FOR THE PERIOD BEFORE DIVIDENDS ON
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY     (11.2)             (4.7)             (2.2)               -              3.7

DIVIDENDS ON CONVERTIBLE PREFERRED SHARES OF
SUBSIDIARY COMPANY                                      (1.0)                -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------

NET (LOSS) INCOME FOR THE PERIOD                       (12.2)             (4.7)             (2.2)               -              3.7

INCREASE IN EQUITY COMPONENT OF CONVERTIBLE
DEBENTURES                                              (4.2)                -               4.2                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------

NET (LOSS) INCOME FOR THE PERIOD ATTRIBUTABLE TO
COMMON SHAREHOLDERS                                $   (16.4)  S          (4.7)   S          2.0   $            -   $          3.7
                                                   ----------  ----------------  ----------------  ---------------  ---------------

(LOSS) INCOME PER SHARE
Basic and diluted                                  $   (0.14)
COMMON SHARES ISSUED AND OUTSTANDING (MILLIONS)
Weighted average                                       117.5
Total                                                  119.4

(CONTINUED)

                                                                         GAINS                        RECLASSI-
                                                    REVERSAL OF  ON MARKETABLE                      FICATION OF
                                                       1991 AND     SECURITIES                FLOW   CUMULATIVE
                                                   2003 DEFICIT  AND LONG-TERM  EFFECT OF  THROUGH  TRANSLATION
                                                   ELIMINATIONS    INVESTMENTS   SFAS 133   SHARES  ADJUSTMENTS
                                                   ------------  -------------  ---------  -------  -----------
                                                        (C)           (D)          (E)       (F)        (H)
Revenue
Mining revenue                                     $         -   $          -   $      -   $    -   $        -
Interest and other income                                    -           42.5        6.5      0.4            -
Mark to market loss on call options                          -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
                                                             -           42.5        6.5      0.4            -
                                                   ------------  -------------  ---------  -------  -----------
EXPENSES
Operating                                                    -              -          -        -            -
General and administrative                                   -              -          -        -            -
Exploration and business development                         -              -          -        -            -
Depreciation, depletion and amortization                     -              -          -        -            -
Gain on sale of assets                                       -              -          -        -            -
Foreign exchange loss                                        -              -          -        -            -
Interest expense on long-term liabilities                    -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
                                                             -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------

                                                             -           42.5        6.5      0.4            -

Share in income of investee companies                        -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------

(LOSS) INCOME BEFORE TAXES AND DIVIDENDS ON
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY           -           42.5        6.5      0.4            -

Provision for income and mining taxes                        -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------

(LOSS) INCOME FOR THE PERIOD BEFORE DIVIDENDS ON
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY           -           42.5        6.5      0.4            -

DIVIDENDS ON CONVERTIBLE PREFERRED SHARES OF
SUBSIDIARY COMPANY                                           -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------

NET (LOSS) INCOME FOR THE PERIOD                             -           42.5        6.5      0.4            -

INCREASE IN EQUITY COMPONENT OF CONVERTIBLE
DEBENTURES                                                   -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------

NET (LOSS) INCOME FOR THE PERIOD ATTRIBUTABLE TO
COMMON SHAREHOLDERS                                $         -   $       42.5   $    6.5   $  0.4   $        -
                                                   ------------  -------------  ---------  -------  -----------

(LOSS) INCOME PER SHARE
Basic and diluted
COMMON SHARES ISSUED AND OUTSTANDING (MILLIONS)
Weighted average
Total

(CONTINUED)

                                                                   RESTATEMENT
                                                                     TO EQUITY
                                                                   ACCOUNT FOR
                                                   TO ADJUST TO  INVESTMENT IN       UNDER
                                                   EQUITY BASIS       ECHO BAY   U.S. GAAP
                                                   ------------  -------------  ----------
                                                        (I)           (D)
Revenue
Mining revenue                                     $     (33.2)  $          -   $    94.8
Interest and other income                                  1.4              -        58.5
Mark to market loss on call options                          -              -        (1.6)
                                                   ------------  -------------  ----------
                                                         (31.8)             -       151.7
                                                   ------------  -------------  ----------
EXPENSES
Operating                                                (14.0)             -        73.9
General and administrative                                   -              -         4.8
Exploration and business development                      (0.9)             -         3.2
Depreciation, depletion and amortization                  (8.4)             -        29.3
Gain on sale of assets                                       -              -        (1.5)
Foreign exchange loss                                        -              -         7.7
Interest expense on long-term liabilities                 (0.2)             -         4.8
                                                   ------------  -------------  ----------
                                                         (23.5)             -       122.2
                                                   ------------  -------------  ----------

                                                          (8.3)             -        29.5

Share in income of investee companies                      5.4            0.4         6.0
                                                   ------------  -------------  ----------

(LOSS) INCOME BEFORE TAXES AND DIVIDENDS ON
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY        (2.9)           0.4        35.5

Provision for income and mining taxes                      2.9              -        (0.1)
                                                   ------------  -------------  ----------

(LOSS) INCOME FOR THE PERIOD BEFORE DIVIDENDS ON
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY           -            0.4        35.4

DIVIDENDS ON CONVERTIBLE PREFERRED SHARES OF
SUBSIDIARY COMPANY                                           -              -        (1.0)
                                                   ------------  -------------  ----------

NET (LOSS) INCOME FOR THE PERIOD                             -            0.4        34.4

INCREASE IN EQUITY COMPONENT OF CONVERTIBLE
DEBENTURES                                                   -              -           -
                                                   ------------  -------------  ----------

NET (LOSS) INCOME FOR THE PERIOD ATTRIBUTABLE TO
COMMON SHAREHOLDERS                                $         -   $        0.4   $    34.4
                                                   ------------  -------------  ----------

(LOSS) INCOME PER SHARE
Basic and diluted                                                               $    0.29
COMMON SHARES ISSUED AND OUTSTANDING (MILLIONS)
Weighted average                                                                    117.5
Total                                                                               119.4

STATEMENT OF OPERATIONS PRESENTATION: Revenue would exclude the items "interest and other income" and "mark-to-market gain (loss) on call options". Accordingly, "mining revenue" would be the only category presented within revenue on the statement of operations presented under U.S. GAAP.

For U.S. GAAP purposes, the measure "(Loss) income before taxes, cumulative effect of a change in accounting principle and dividends on convertible preferred shares of subsidiary company" is not a recognized term and would therefore not be presented.

The following table reconciles "(Loss) income before taxes, cumulative effect of a change in accounting principle and dividends on convertible preferred shares of subsidiary company" to "loss from operations":


                                                                                Six months ended
                                                                                    June 30

                                                                               2003          2002
          -------------------------------------------------------------------------------------------
          (Loss) income before taxes, cumulative effect of a change
               in accounting principle and dividends on convertible
               preferred shares of subsidiary company                       $   (29.6)     $    35.5
          Add/(deduct):
          Interest and other income                                              (3.1)         (58.5)
          Mark to market (gain) loss on call options                             (1.2)           1.6
          Interest expense on long-term liabilities                               5.1            4.8
          Share in income of investee companies                                  (0.1)          (6.0)

          -------------------------------------------------------------------------------------------

          Loss from operations for U.S. GAAP                                $   (28.9)     $   (22.6)

          -------------------------------------------------------------------------------------------

          In addition, "dividends on convertible preferred shares of subsidiary" are required to be presented as a component of non-operating income:

          For U.S. GAAP purposes, the components of non-operating (loss) income are as follows:

                                                                                Six months ended
                                                                                    June 30

                                                                               2003          2002
          -------------------------------------------------------------------------------------------


          Interest and other income                                         $     3.1      $    58.5
          Mark-to-market gain (loss) on call options                              1.2           (1.6)
          Share in income of investee companies                                   0.1            6.0
          Interest expense on long-term liabilities                              (5.1)          (4.8)
          Dividends on convertible preferred
               shares of subsidiary company                                      (0.4)          (1.0)

          -------------------------------------------------------------------------------------------

          Non-operating (loss) income for U.S. GAAP                         $    (1.1)     $    57.1

          -------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2003

                                                                    RECOGNITION       ELIMINATION       ADDITIONAL
                                                                    OF DEFERRED     OF EFFECTS OF       WRITE DOWN     REDUCTION IN
                                                                       EXCHANGE    RECOGNITION OF      OF PROPERTY,    DEPRECIATION,
                                                               GAINS AND LOSSES  EQUITY COMPONENT        PLANT AND    DEPLETION AND
                                                        UNDER    ON CONVERTIBLE    OF CONVERTIBLE  EQUIPMENT UNDER     AMORTIZATION
                                                     CDN GAAP        DEBENTURES        DEBENTURES        U.S. GAAP  UNDER U.S. GAAP
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                                      (A)               (A)              (B)              (B)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
FOLLOWING ACTIVITIES:
OPERATING:
Loss for the period before dividends on
     convertible preferred shares of subsidiary
     company                                       $   (16.0)  $         (16.4)  $          (2.6)  $            -   $          3.2
Items not affecting cash:
Depreciation, depletion and amortization                68.5                 -                 -                -             (3.2)
Write-down of marketable securities                      0.1                 -                 -                -                -
Loss on sale of assets                                   0.4                 -                 -                -                -
Future income and mining taxes                          (2.1)                -                 -                -                -
Deferred revenue realized                               (1.1)                -                 -                -                -
Cumulative effect of a change in accounting
     principle                                             -                 -                 -                -                -
Accretion expense                                          -                 -                 -                -                -
Site restoration cost accruals                           3.7                 -                 -                -                -
Other long-term obligations                                -                 -                 -                -                -
Share in (income) loss of investee companies               -                 -                 -                -                -
Interest on convertible debentures                         -                 -              (0.2)               -                -
Unrealized foreign exchange losses on
     convertible debentures                              4.5              16.4                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                        58.0                 -              (2.8)               -                -
Site restoration cash expenditures                      (5.0)                -                 -                -                -
Changes in non-cash working capital items
Accounts receivable and other assets                    17.2                 -                 -                -                -
Inventories                                             (9.5)                -                 -                -                -
Marketable securities                                    0.6                 -                 -                -                -
Accounts payable and accrued liabilities               (25.4)                -                 -                -                -
Effect of exchange rate changes on cash                  3.8                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES            39.7                 -              (2.8)               -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
FINANCING:
Issuance of common shares                                3.3                 -                 -                -                -
Reduction of debt component of convertible
     debentures                                         (2.8)                -               2.8                -                -
Repayment of debt                                       (9.2)                -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
CASH FLOW USED IN FINANCING ACTIVITIES                  (8.7)                -               2.8                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
INVESTING:
Additions to property, plant and equipment             (24.9)                -                 -                -                -
Business acquisitions, net of cash acquired            (81.4)                -                 -                -                -
Long-term investments and other assets                  (7.7)                -                 -                -                -
Proceeds from the sale of property, plant and
     equipment                                             -                 -                 -                -                -
Decrease in restricted cash                             37.4                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
CASH FLOW USED IN INVESTING ACTIVITIES                 (76.6)                -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
DECREASE IN CASH AND CASH EQUIVALENTS                  (45.6)                -                 -                -                -
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR           170.6                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
CASH AND CASH EQUIVALENTS, END OF PERIOD           $   125.0   $             -   $             -   $            -   $            -
                                                   ==========  ================  ================  ===============  ===============

(CONTINUED)

                                                                         GAINS                        RECLASSI-
                                                                 ON MARKETABLE                      FICATION OF
                                                                    SECURITIES                FLOW   CUMULATIVE
                                                    REVERSAL OF  AND LONG-TERM  EFFECT OF  THROUGH  TRANSLATION
                                                       1991 AND    INVESTMENTS   SFAS 133   SHARES  ADJUSTMENTS
                                                   ------------  -------------  ---------  -------  -----------
                                                       (C)            (D)          (E)       (F)        (H)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
FOLLOWING ACTIVITIES:
OPERATING:
Loss for the period before dividends on
     convertible preferred shares of subsidiary
     company                                       $         -   $          -   $    0.9   $    -   $        -
Items not affecting cash:
Depreciation, depletion and amortization                     -              -          -        -            -
Write-down of marketable securities                          -              -          -        -            -
Loss on sale of assets                                       -              -          -        -            -
Future income and mining taxes                               -              -          -        -            -
Deferred revenue realized                                    -              -        0.4        -            -
Cumulative effect of a change in accounting
     principle                                               -              -          -        -            -
Accretion expense                                            -              -          -        -            -
Site restoration cost accruals                               -              -          -        -            -
Other long-term obligations                                  -              -          -        -            -
Share in (income) loss of investee companies                 -              -          -        -            -
Interest on convertible debentures                           -              -          -        -            -
Unrealized foreign exchange losses on
     convertible debentures                                  -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
                                                             -              -        1.3        -            -
Site restoration cash expenditures                           -              -          -        -            -
Changes in non-cash working capital items
Accounts receivable and other assets                         -              -          -        -            -
Inventories                                                  -              -          -        -            -
Marketable securities                                        -              -          -        -            -
Accounts payable and accrued liabilities                     -              -       (1.3)       -            -
Effect of exchange rate changes on cash                      -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                 -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
FINANCING:
Issuance of common shares                                    -              -          -        -            -
Reduction of debt component of convertible
     debentures                                              -              -          -        -            -
Repayment of debt                                            -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
CASH FLOW USED IN FINANCING ACTIVITIES                       -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
INVESTING:
Additions to property, plant and equipment                   -              -          -        -            -
Business acquisitions, net of cash acquired                  -              -          -        -            -
Long-term investments and other assets                       -              -          -        -            -
Proceeds from the sale of property, plant and
     equipment                                               -              -          -        -            -
Decrease in restricted cash                                  -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
CASH FLOW USED IN INVESTING ACTIVITIES                       -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
DECREASE IN CASH AND CASH EQUIVALENTS                        -              -          -        -            -
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD           $         -   $          -   $      -   $    -   $        -
                                                   ============  =============  =========  =======  ===========

(CONTINUE)

                                                                   RESTATEMENT
                                                                     TO EQUITY
                                                                   ACCOUNT FOR
                                                   TO ADJUST TO  INVESTMENT IN  EFFECT OF       UNDER
                                                   EQUITY BASIS       ECHO BAY   SFAS 143   U.S. GAAP
                                                   ------------  -------------  ---------  ----------
                                                       (I)            (D)          (J)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
FOLLOWING ACTIVITIES:
OPERATING:
Loss for the period before dividends on
     convertible preferred shares of subsidiary
     company                                       $         -   $       (1.0)  $  (13.5)  $   (45.4)
Items not affecting cash:
Depreciation, depletion and amortization                  (1.2)             -        0.3        64.4
Write-down of marketable securities                          -              -          -         0.1
Loss on sale of assets                                       -              -          -         0.4
Future income and mining taxes                               -              -          -        (2.1)
Deferred revenue realized                                    -              -          -        (0.7)
Cumulative effect of a change in accounting
     principle                                               -              -       12.1        12.1
Accretion expense                                            -              -        4.5         4.5
Site restoration cost accruals                               -              -       (3.7)          -
Other long-term obligations                                  -              -        0.3         0.3
Share in (income) loss of investee companies              (1.1)           1.0          -        (0.1)
Interest on convertible debentures                           -              -          -        (0.2)
Unrealized foreign exchange losses on
     convertible debentures                                  -              -          -        20.9
                                                   ------------  -------------  ---------  ----------
                                                          (2.3)             -          -        54.2
Site restoration cash expenditures                           -              -          -        (5.0)
Changes in non-cash working capital items
Accounts receivable and other assets                         -              -          -        17.2
Inventories                                                  -              -          -        (9.5)
Marketable securities                                        -              -          -         0.6
Accounts payable and accrued liabilities                     -              -          -       (26.7)
Effect of exchange rate changes on cash                      -              -          -         3.8
                                                   ------------  -------------  ---------  ----------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES              (2.3)             -          -        34.6
                                                   ------------  -------------  ---------  ----------
FINANCING:
Issuance of common shares                                    -              -          -         3.3
Reduction of debt component of convertible
     debentures                                              -              -          -           -
Repayment of debt                                            -              -          -        (9.2)
                                                   ------------  -------------  ---------  ----------
CASH FLOW USED IN FINANCING ACTIVITIES                       -              -          -        (5.9)
                                                   ------------  -------------  ---------  ----------
INVESTING:
Additions to property, plant and equipment                   -              -          -       (24.9)
Business acquisitions, net of cash acquired                  -              -          -       (81.4)
Long-term investments and other assets                    31.7              -          -        24.0
Proceeds from the sale of property, plant and
     equipment                                               -              -          -           -
Decrease in restricted cash                                  -              -          -        37.4
                                                   ------------  -------------  ---------  ----------
CASH FLOW USED IN INVESTING ACTIVITIES                    31.7              -          -       (44.9)
                                                   ------------  -------------  ---------  ----------
DECREASE IN CASH AND CASH EQUIVALENTS                     29.4              -          -       (16.2)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 -              -          -       141.2
                                                   ------------  -------------  ---------  ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD           $      29.4   $          -   $      -   $   125.0
                                                   ============  =============  =========  ==========


CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2002

                                                                    RECOGNITION       ELIMINATION       ADDITIONAL
                                                                    OF DEFERRED     OF EFFECTS OF       WRITE DOWN     REDUCTION IN
                                                                       EXCHANGE    RECOGNITION OF      OF PROPERTY,    DEPRECIATION,
                                                               GAINS AND LOSSES  EQUITY COMPONENT        PLANT AND    DEPLETION AND
                                                        UNDER    ON CONVERTIBLE    OF CONVERTIBLE  EQUIPMENT UNDER     AMORTIZATION
                                                     CDN GAAP        DEBENTURES        DEBENTURES        U.S. GAAP  UNDER U.S. GAAP
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                                      (A)               (A)               (B)             (B)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
FOLLOWING ACTIVITIES:
OPERATING:
(Loss) income for the period before dividends on
     convertible preferred shares of subsidiary
     company                                       $    (11.2) $          (4.7)  $          (2.2)  $            -   $          3.7
Items not affecting cash:
Depreciation, depletion and amortization                 41.4                -                 -                -             (3.7)
Gain on sale of assets                                   (1.5)               -                 -                -                -
Future income and mining taxes                              -                -                 -                -                -
Deferred revenue realized                                (2.5)               -                 -                -                -
Site restoration cost accruals                            1.5                -                 -                -                -
Share in income of investee companies                    (0.2)               -                 -                -                -
Interest on convertible debentures                         -                 -              (0.3)               -                -
Unrealized foreign exchange losses on
     convertible debentures                              1.7               4.7                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
                                                        29.2                 -              (2.5)               -                -
Site restoration cash expenditures                      (2.6)                -                 -                -                -
Changes in non-cash working capital items
Accounts receivable and other assets                    (1.0)                -                 -                -                -
Inventories                                              3.6                 -                 -                -                -
Marketable securities                                    2.5                 -                 -                -                -
Accounts payable and accrued liabilities                (2.7)                -                 -                -                -
Effect of exchange rate changes on cash                  2.0                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES            31.0                 -              (2.5)               -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
FINANCING:
Issuance of common shares                               19.3                 -                 -                -                -
Acquisition of preferred shares of subsidiary
     company                                           (11.4)                -                 -                -                -
Reduction of debt component of convertible
     debentures                                         (2.5)                -               2.5                -                -
Repayment of debt                                      (12.2)                -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
CASH FLOW USED IN FINANCING ACTIVITIES                  (6.8)                -               2.5                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
INVESTING:
Additions to property, plant and equipment              (9.2)                -                 -                -                -
Business acquisitions, net of cash acquired                -                 -                 -                -                -
Long-term investments and other assets                   1.9                 -                 -                -                -
Proceeds from the sale of property, plant and
     equipment                                           0.1                 -                 -                -                -
Increase in restricted cash                             (4.4)                -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
CASH FLOW USED IN INVESTING ACTIVITIES                 (11.6)                -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
INCREASE IN CASH AND CASH EQUIVALENTS                   12.6                 -                 -                -                -
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR            81.0                 -                 -                -                -
                                                   ----------  ----------------  ----------------  ---------------  ---------------
CASH AND CASH EQUIVALENTS, END OF PERIOD           $    93.6   $             -   $             -   $            -   $            -
                                                   ==========  ================  ================  ===============  ===============

(CONTINUED)

                                                                         GAINS                        RECLASSI-
                                                    REVERSAL OF  ON MARKETABLE                      FICATION OF
                                                       1991 AND     SECURITIES                FLOW   CUMULATIVE
                                                   2003 DEFICIT  AND LONG-TERM  EFFECT OF  THROUGH  TRANSLATION
                                                   ELIMINATIONS    INVESTMENTS   SFAS 133   SHARES  ADJUSTMENTS
                                                   ------------  -------------  ---------  -------  -----------
                                                        (C)           (D)          (E)       (F)        (H)

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
FOLLOWING ACTIVITIES:
OPERATING:
(Loss) income for the period before dividends on
     convertible preferred shares of subsidiary
     company                                       $         -   $       42.5   $    6.5   $  0.4   $        -
Items not affecting cash:
Depreciation, depletion and amortization                     -              -          -        -            -
Gain on sale of assets                                       -          (42.5)         -        -            -
Future income and mining taxes                               -              -          -        -            -
Deferred revenue realized                                    -              -       (6.5)       -            -
Site restoration cost accruals                               -              -          -        -            -
Share in income of investee companies                        -              -          -        -            -
Interest on convertible debentures                           -              -          -        -            -
Unrealized foreign exchange losses on
     convertible debentures                                  -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
                                                             -              -          -      0.4            -
Site restoration cash expenditures                           -              -          -        -            -
Changes in non-cash working capital items
Accounts receivable and other assets                         -              -          -        -            -
Inventories                                                  -              -          -        -            -
Marketable securities                                        -              -          -        -            -
Accounts payable and accrued liabilities                     -              -          -     (0.4)           -
Effect of exchange rate changes on cash                      -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                 -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
FINANCING:
Issuance of common shares                                    -              -          -        -            -
Acquisition of preferred shares of subsidiary
     company                                                 -              -          -        -            -
Reduction of debt component of convertible
     debentures                                              -              -          -        -            -
Repayment of debt                                            -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
CASH FLOW USED IN FINANCING ACTIVITIES                       -              -          -        -            -
                                                   ------------  -------------  ---------  -------  -----------
INVESTING:
Additions to property, plant and equipment                   -              -          -        -            -
Business acquisitions, net of cash acquired                  -              -          -        -            -
Long-term investments and other assets                       -              -          -        -            -
Proceeds from the sale of property, plant and
     equipment                                               -              -          -        -            -
Increase in restricted cash                                  -              -          -      1.7            -
                                                   ------------  -------------  ---------  -------  -----------
CASH FLOW USED IN INVESTING ACTIVITIES                       -              -          -      1.7            -
                                                   ------------  -------------  ---------  -------  -----------
INCREASE IN CASH AND CASH EQUIVALENTS                        -              -          -      1.7            -
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 -              -          -     (4.6)           -
                                                   ------------  -------------  ---------  -------  -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD           $         -   $          -   $      -   $ (2.9)  $        -
                                                   ============  =============  =========  =======  ===========

(CONTINUED)

                                                                   RESTATEMENT
                                                                     TO EQUITY
                                                                   ACCOUNT FOR
                                                   TO ADJUST TO  INVESTMENT IN      UNDER
                                                   EQUITY BASIS       ECHO BAY  U.S. GAAP
                                                   ------------  -------------  ---------
                                                        (I)            (D)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
FOLLOWING ACTIVITIES:
OPERATING:
(Loss) income for the period before dividends on
     convertible preferred shares of subsidiary
     company                                       $         -   $        0.4   $   35.4
Items not affecting cash:
Depreciation, depletion and amortization                  (8.4)             -       29.3
Gain on sale of assets                                       -              -      (44.0)
Future income and mining taxes                               -              -          -
Deferred revenue realized                                    -              -       (9.0)
Site restoration cost accruals                            (0.3)             -        1.2
Share in income of investee companies                     (5.4)          (0.4)      (6.0)
Interest on convertible debentures                           -              -       (0.3)
Unrealized foreign exchange losses on
     convertible debentures                                  -              -        6.4
                                                   ------------  -------------  ---------
                                                         (14.1)             -       13.0
Site restoration cash expenditures                           -              -       (2.6)
Changes in non-cash working capital items                                              -
Accounts receivable and other assets                       2.7              -        1.7
Inventories                                                4.1              -        7.7
Marketable securities                                        -              -        2.5
Accounts payable and accrued liabilities                   2.7              -       (0.4)
Effect of exchange rate changes on cash                      -              -        2.0
                                                   ------------  -------------  ---------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES              (4.6)             -       23.9
                                                   ------------  -------------  ---------
FINANCING:
Issuance of common shares                                    -              -       19.3
Acquisition of preferred shares of subsidiary
     company                                                 -              -      (11.4)
Reduction of debt component of convertible
     debentures                                              -              -          -
Repayment of debt                                          1.3              -      (10.9)
                                                   ------------  -------------  ---------
CASH FLOW USED IN FINANCING ACTIVITIES                     1.3              -       (3.0)
                                                   ------------  -------------  ---------
INVESTING:
Additions to property, plant and equipment                (0.4)             -       (9.6)
Business acquisitions, net of cash acquired                  -              -          -
Long-term investments and other assets                     0.3              -        2.2
Proceeds from the sale of property, plant and
     equipment                                               -              -        0.1
Increase in restricted cash                                  -              -       (2.7)
                                                   ------------  -------------  ---------
CASH FLOW USED IN INVESTING ACTIVITIES                    (0.1)             -      (10.0)
                                                   ------------  -------------  ---------
INCREASE IN CASH AND CASH EQUIVALENTS                     (3.4)             -       10.9
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR              (5.5)             -       70.9
                                                   ------------  -------------  ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD                  (8.9)  $          -   $   81.8
                                                   ============  =============  =========

     Consolidated statements of cash flows presented in accordance with U.S. GAAP would require the following changes from the consolidated statements of cash flows prepared in accordance with CDN GAAP.


     (I) A sub-total within the "cash flows provided from operating activities" sub-section is not permitted, therefore the reader should disregard the subtotals of $54.2 million and $13.0 million for the six month periods ended June 30, 2003 and 2002, respectively.

     (II) Within cash flows provided from operating activities, the determination should begin with "net (loss) income", instead of the "(loss) income for the period before dividends on convertible preferred shares of subsidiary company".


     (III) Under U.S. GAAP, the reduction of the debt component of convertible debentures is treated as interest expense and as a cash flow from operating activities. Under CDN GAAP, the interest expense is classified as a financing activity.

     (IV) Under U.S. GAAP, notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalents.

     Consolidated Statements of Comprehensive Loss: The Company's statements of comprehensive loss under U.S. GAAP are as follows:

                                                            Six months ended
                                                                June 30
                                                           2003          2002

     ---------------------------------------------------------------------------


     Net (loss) income for the period under U.S. GAAP    $   (45.8)    $   34.4
     Change in currency translation adjustments               19.5          6.1
     Change in unrealized (losses) gains
         on marketable securities
         and long-term investments(D)                         (6.0)         8.4
     SFAS No. 133(E)                                           5.0        (23.7)

     ---------------------------------------------------------------------------

     Comprehensive (loss) income under U.S. GAAP         $   (27.3)    $   25.2

     ---------------------------------------------------------------------------


     (A) Under CDN GAAP, the convertible debentures, described in Note 11 of the December 31, 2002 audited consolidated financial statements, are accounted for in accordance with their substance and, as such, are presented in the financial statements in their liability and equity component parts. Under U.S. GAAP, the entire principal amount of the convertible debentures of $144.3 million and $123.8 million at June 30, 2003 and December 31, 2002 respectively, is treated as debt with interest expense based on the coupon rate of 5.5%.

     In addition, under CDN GAAP, unrealized foreign exchange gains and losses on the debt component of the debentures are recognized in income. For U.S. GAAP, in addition to including these gains and losses in income, unrealized exchange gains and losses related to the portion of the convertible debentures included in equity under CDN GAAP are also included in income.

     (B) Cumulatively, as a result of applying SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and following the adoption of SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", property, plant and equipment is reduced and the deficit increased by $60.5 million. These differences arise from the requirement to discount future cash flows from impaired properties under U.S. GAAP and from using proven and probable reserves only. Under CDN GAAP, future cash flows from impaired properties are not discounted. Under U.S. GAAP, depreciation, depletion and amortization would be reduced by $3.2 million and $3.7 million during the six months ended June 30, 2003 and 2002, respectively, to reflect the above and the requirement under U.S. GAAP to amortize capitalized costs over proven and probable reserves only.

     (C) CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common shares with a corresponding offset to the accumulated deficit. For CDN GAAP, the Company eliminated operating deficits of $761.4 million and $5.3 million in 2003 and 1991, respectively. These reclassifications are not permitted by U.S. GAAP and would require in each subsequent year a cumulative increase in share capital and a cumulative increase in deficit of $766.7 million.

     (D) Under CDN GAAP, unrealized gains and losses on long-term investments and marketable securities are not recorded. Under U.S. GAAP, unrealized gains on long-term investments that are classified as securities available for sale of $6.9 million and $13.5 million at June 30, 2003 and December 31, 2002, respectively, and marketable securities of $0.7 million and $0.1 million at June 30, 2003 and December 31, 2002, respectively are included as a component of comprehensive income (loss) in the current period.

     Also, U.S. GAAP requires that the transaction on April 3, 2002, whereby the Company exchanged its investment in debt securities of Echo Bay for 57.1 million common shares of Echo Bay, be recorded at fair value with the resulting gain included in earnings. Fair value of the Echo Bay common shares received, under U.S. GAAP, was $49.1 million, representing 57.1 million common shares at $0.86 each, being the closing market price of such shares on April 3, 2002. Fair value is not discounted for liquidity concerns or other valuation considerations.

     The resulting gain of $42.5 million, after deducting the $6.6 million carrying value of the debt securities exchanged, increases the carrying value of this investment and is included in earnings for the six month period ended June 30, 2002 and in the closing deficit at December 31, 2002. Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange was recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP.

     Subsequent to the exchange of debt securities, the Company accounted for its share investment in Echo Bay as an available for sale security under U.S. GAAP. At January 31, 2003, when the Company acquired the remaining outstanding common shares of Echo Bay, the Company retroactively restated its 2002 financial statements to account for its share investment in Echo Bay on an equity basis. As a result, the Company reversed an unrealized gain of $21.8 million previously included in other comprehensive income, increased its deficit by $0.7 million to reflect its share of equity losses for the year ended December 31, 2002 and correspondingly reduced the carrying value of its investment. In addition, the Company decreased long-term investments and recorded a share of loss in investee company of $1.0 million for the one month ended January 31, 2003 and increased long-term investments and recorded a share of income in investee company of $0.4 million for the six month period ended June 30, 2002.

     For U.S. GAAP purposes, as a result of the business combination on January 31, 2003, the Company recognized an additional $40.8 million of goodwill representing the difference in carrying value of its share investment in Echo Bay between CDN and U.S. GAAP.

     (E) Under CDN GAAP, derivatives hedging forecasted transactions are off-balance sheet until the hedged transaction is recorded. Realized gains and losses on derivatives that are closed out early are initially recorded as deferred revenue or deferred charges and are recorded as an adjustment to net loss when the original hedged transaction is recorded.

     On January 1, 2001, the Company adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and the corresponding amendments under FASB Statement No. 138 ("SFAS 138"). SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. SFAS 138 amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation.

     For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into other income when the hedged item affects other income. Changes in fair value of the derivative instruments used as economic instruments and ineffective portions of hedges are recognized in other income in the period incurred.

     The adoption of SFAS 133 results in a cumulative decrease in deferred revenue of $3.4 million and $4.5 million, a cumulative increase in accounts payable and accrued liabilities of $14.1 million and $21.1 million, a cumulative increase in deficit of $1.0 million and $1.9 million, and a cumulative decrease in other comprehensive income of $9.7 million and $14.7 million at June 30, 2003 and December 31, 2002, respectively. Additionally, as a result of applying SFAS 133, there would be a decrease in the net loss of $0.9 million and $2.0 million for the six months ended June 30, 2003 and the year ended December 31, 2002, respectively. On adoption of SFAS 133, the Company did not complete the required documentation and effectiveness assessments to achieve hedge accounting for the commodity derivatives hedging gold revenues and energy price risk, although the contracts are considered to be effective economic hedges and they were accounted for as hedges for CDN GAAP purposes. For U.S. GAAP only, these derivatives are carried at fair value with the changes in fair value recorded as an adjustment to net loss. The SFAS requirements for foreign exchange forward contracts were accounted for as cash flow hedges from January 1, 2001. Realized and unrealized derivatives gains and losses included in OCI on transition and during 2001 were reclassified into mining revenue for cash-flow hedges of forecasted commodity sales and foreign exchange (loss) gain for forecasted foreign currency revenues or expenses when the hedged forecasted revenue or expense is recorded. During the six months ended June 30, 2003, $5.3 million of derivative losses were reclassified out of other comprehensive income (year ended December 31, 2002, $16.3 million of comprehensive gain). The Company estimates that $7.6 million of net derivatives losses included in other comprehensive income will be reclassified into earnings within the next twelve months. There was no ineffectiveness recorded during 2003 or 2002.

     Beginning January 2002, the Company met the required documentation requirements under SFAS 133 relating to the prospective and retrospective effectiveness assessments for the commodity derivatives; thus, these derivatives were designated as cash flow hedges. The effective portions of changes in fair values of these derivatives are now recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in fair value of cash flow hedges are recognized in earnings.

     (F) Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using the deferral method in accordance with CDN GAAP. At the time of issue the funds received are recorded as share capital. Qualifying expenditure did not begin to be incurred until 2002. For U.S. GAAP, the premium paid in excess of the market value of $1.1 million is credited to other liabilities and included in income as the qualifying expenditures are made. All of the qualifying expenditures were made in 2002. $0.4 million was included in interest and other income for the six months ended June 30, 2002.

     Also, notwithstanding whether there is specific requirement to segregate the funds, the flow-through funds, which are unexpended at the consolidated balance sheet dates, are considered to be restricted and are not considered to be cash or cash equivalents under U.S. GAAP.

     As at June 30, 2003 and 2002 unexpended flow-through funds were $nil and $2.9 million respectively. (December 31, 2002: $nil)

     (G) The terms "proven and probable reserves", "exploration", "development", and "production" have the same meaning under both U.S. and CDN GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both U.S. and CDN GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both U.S. and CDN GAAP.

     (H) Under CDN GAAP, the unrealized translation gains and losses on the Company's net investment in self-sustaining operations translated using the current rate method accumulate in a separate component of shareholders equity, described as cumulative translation adjustments on the consolidated balance sheet. Under U.S. GAAP, the unrealized foreign exchange gains and losses would not accumulate in a separate component of shareholders equity but rather as an adjustment to accumulated other comprehensive income.

     (I) The investments in CMM and the Porcupine Joint Venture are proportionately consolidated under CDN GAAP. Prior to March 1, 2003, the investment in Omolon was also proportionately consolidated under CDN GAAP. Effective March 1, 2003, following the Company's increase in share ownership to 98.1%, as described in note 23 of the December 31, 2002 audited consolidated financial statements, Omolon is fully consolidated under both CDN and U.S. GAAP. These investments are accounted for using the equity method under U.S. GAAP. The Company relies on an accommodation provided for in Item 17(c) (2)(vii) of SEC Form 20-F, which permits a company using the equity method for U.S. GAAP to omit the differences arising from the use of proportionate consolidation under CDN GAAP. Each of the joint ventures listed, except Omolon prior to March 1, 2003, qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

     With respect to Omolon, the Company concluded that it did not meet the criteria outlined for the accommodation. Therefore, the financial information of Omolon has been disclosed using the equity method for U.S. GAAP purposes for comparative periods prior to March 1, 2003. Under the equity method, an investment in common shares is generally shown in the balance sheet of an investor as a single amount as "Investment in investee company". Likewise, an investor's share of earnings or losses from its investment is ordinarily shown in its income statement as a single amount as "Share of gain (loss) of investee company".

     (J) On January 1, 2003, the Company adopted SFAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations associated with tangible long-lived assets be recognized in the period in which they are incurred. For the purposes of applying SFAS 143, asset retirement obligations are based principally on legal and regulatory requirements associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. When the liability is initially recorded, a corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the useful life of the asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value. This differs from our prior practice in which we accrued for the estimated site restoration and closure obligations over the producing life of the mine with an annual charge to earnings. Under SFAS 143, accretion is charged against earnings during the life of the mine and afterwards until all obligations have been settled.

     The Company is not required to re-measure the obligation at fair value each period, but we are required to evaluate the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upon settlement of the liability, the Company will record a gain or loss if the actual cost incurred is different than the liability recorded. The cumulative effect of adopting SFAS 143 was to increase property, plant and equipment by $1.6 million, increase long-term equity accounted investments by $0.3 million, increase site restoration cost accruals by $14.0 million and to record a one-time charge of $12.1 million ($0.05 per share) to earnings in the six month period ended June 30, 2003. Following the adoption of SFAS 143, the total amount of recognized liabilities for asset retirement obligations was $66.9 million. If the change had occurred on January 1, 2002, the cumulative effect would have resulted in no change to property, plant and equipment, an increase of $0.3 million in long-term equity accounted investments, an increase in site restoration cost accruals of $22.5 million and a one-time charge of $22.2 million ($0.20 per share) to earnings in the six month period ended June 30, 2002. The total amount of recognized liabilities would have been $74.7 million at December 31, 2001. For the six month period ended June 30, 2003, the effect on earnings in addition to the cumulative effect of adopting SFAS 143 was an increase in net loss of $1.4 million ($nil per share). For the six month period ended June 30, 2002, the effect of adopting SFAS 143 in addition to the cumulative effect, would have been an decrease in net income of $1.5 million ($0.01 per share).

The following is a reconciliation of the liability for asset retirement obligations:

                                                      (unaudited, in millions)

Balance as at December 31, 2002                                $  52.9
Impact of adoption of SFAS 143                                    14.0
Additions to liabilities (1)                                      63.0
Liabilities settled                                               (5.0)
Accretion expense                                                  4.5
Foreign exchange on self-sustaining operations                     2.8
Revisions                                                           --
                                                               -------
Balance as at June 30, 2003                                    $ 132.2
                                                               -------

(1) Properties acquired from Echo Bay Mines Ltd. and TVX Inc. of $45.0 million and $12.5 million respectively, and $5.5 million relating to the Kubaka Mine as a result of changing accounting for the investment in Omolon from the equity method to full consolidation.


     STOCK-BASED COMPENSATION

     The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations in accounting for stock options. Accordingly, because stock option exercise prices equal the market value on the date of the grant, no compensation cost has been recognized at the grant date of the stock options. Had compensation expense for the stock option plans been determined based upon fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to SFAS No. 123" ("SFAS 148"), the Company's pro forma net loss and loss per share would be as follows:


                                                                   SIX MONTHS ENDED
                                                                       JUNE 30
     U.S. GAAP                                                    2003         2002
     ---------------------------------------------------------------------------------
     Net (loss) income applicable to common shares
          As reported                                           $  (45.8)    $   34.4
     Add stock compensation cost                                    (0.3)        (0.1)
          Pro forma                                             $  (46.1)    $   34.3
     (Loss) income per share, basic and diluted (dollars)
          As reported (1)                                       $  (0.16)    $   0.29
          Pro forma (1)                                         $  (0.16)    $   0.29

     (1) Reflects the effects of a three for one share consolidation approved January 2003 as described in Note 14 to the December 31, 2002 audited consolidated financial statements.


     Other requirements of SFAS 148 are disclosed in Note 4 to the Company's unaudited consolidated financial statements included in the 2003 second quarter report, as prescribed under CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" which is consistent with the U.S. pronouncement.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS ADOPTED DURING THE SIX MONTHS ENDED JUNE 30, 2003

     In May 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). Among other things, SFAS 145 rescinds various pronouncements regarding early extinguishments of debt and establishes that gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 145 also amends SFAS 13, "Accounting for Leases," to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and to make certain technical corrections to other FASB statements. For the provisions of the statement relating to the extinguishment of debt, SFAS 145 is effective for fiscal years beginning after May 15, 2002. The provisions relating to SFAS 13 are effective for transactions occurring after May 15, 2002, and all other provisions are effective for financial statements issued on or after May 15, 2002. There was no impact on the Company's financial position or results of operations upon adoption.

     In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addressed financial accounting and reporting for costs associated with exit or disposal activities. It nullified Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan as was required under EITF No. 94-3. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. There was no impact on the Company's financial position or results of operations upon adoption except with respect to those exit or disposal activities that are initiated by the Company after that date.

     In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 defines guarantees to include indemnifications granted pursuant to contractual arrangements as well as contingent consideration. It requires recognition and measurement of a liability for the fair value of the obligation assumed under guarantees entered into or modified beginning on January 1, 2003 and requires expanded disclosure of guarantees as of December 31, 2002. In addition, in 2003, the Accounting Standards Board of the CICA issued Accounting Guideline ("AcG") No. 14 - Disclosure of Guarantees. The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement, consistent with FIN 45, but does not address the recording of an obligation associated with a guarantee. The Company has conformed its disclosures with respect to guarantees to the requirements of FIN 45 and AcG No. 14.

     In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"), to provide alternative methods for voluntary transition to the fair value based method of accounting for stock based compensation. SFAS 148 also amends the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation," to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based compensation. Lastly, SFAS 148 amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. SFAS 148 is effective for fiscal years ending after December 15, 2002. The Company has conformed the disclosures in its interim consolidated financial statements to the requirements of SFAS 148.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which provides guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights. FIN 46 impacts accounting for variable interest entities created after January 31, 2003, and requires expanded disclosure of variable interest entities for financial statements issued after January 31, 2003. The Company does not conduct any transaction through variable interest entities and has determined that there was no impact on its financial statements upon adoption.

     In May 2003, the FASB issued Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity" ("SFAS 150") which requires the presentation as liability for the following three types of financial instruments: those that are mandatorily redeemable; certain of those not in the form of shares that (may) obligate the issuer to settle for cash or other assets; and certain of those that include an obligation that may or must be settled through the issuance of a variable number of equity shares. SFAS 150 is effective for financial instruments issued or modified after May 15, 2003 and effective for pre-existing instruments for interim and annual periods beginning on or after June 15, 2003. There was no impact on the Company's financial position or results of operations upon adoption.

     In 2002, the CICA Handbook Section 3475 - "Disposal of Long Lived Assets and Discontinued Operations" was amended to harmonize with SFAS 144. Section 3475 provides for the recognition, measurement, presentation and disclosure of long-lived assets and discontinued operations. The standard requires that an asset held for sale be measured at the lower of carrying cost or fair value less cost to sell. In addition, this guidance broadens the concept of a discontinued operation and eliminates the ability to accrue operating losses expected between the measurement date and the disposal date. Section 3475 applies to disposal activities initiated by the Company's commitment to a plan on or after May 1, 2003. There was no impact on the Company's financial position or results of operations upon adoption of Section 3475 except with respect to those exit or disposal activities that are initiated by the Company after May 1, 2003.

     In March 2003, the Emerging Issues Committee ("EIC") issued abstract EIC 134 - "Accounting for Severance and Termination Benefits." This abstract addresses the different accounting treatments of the various types of severance and termination benefits related to the termination of employees' services prior to normal retirement. It provides guidance to harmonize the accounting requirements for termination benefits in CICA Handbook Section 3461 - "Employee Future Benefits" with SFAS 146, "Accounting for Costs Associated with Disposal Activities." In addition, in March 2003, the EIC issued abstract EIC 135 - "Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)" to harmonize with SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" to address the accounting for costs incurred in connection with an exit or disposal activity. This abstract is consistent with SFAS 146. These abstracts are applicable, on a prospective basis, to exit or disposal activities initiated after March 31, 2003. There was no impact on the Company's financial position or results of operations upon adoption of EIC 134 and EIC 135 except with respect to those exit or disposal activities that are initiated by the Company after March 31, 2003.

NEW ACCOUNTING PRONOUNCEMENTS

     In April 2003, the FASB issued Statement No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"), to clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 149 requires contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivative or hybrid instruments. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and will be applied prospectively.

     In 2002, the Accounting Standards Board of the CICA issued Accounting Guideline No. 13 that increase the documentation, designation and effectiveness criteria to achieve hedge accounting. The guidelines requires the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date it is first applied. It does not change the method of accounting for derivatives in hedging relationships, but requires fair value accounting for derivatives that do not qualify for hedge accounting. The new guideline is applicable for fiscal years commencing July 1, 2003. The Company is assessing the impact this standard may have on its results of operations and financial position.

     In 2002, the CICA Handbook Section 3063 - "Impairment of Long Lived Assets" was amended to harmonize with SFAS 144. Section 3063 applies to long-lived assets held for use and effective on a prospective basis, for fiscal years beginning on or after April 1, 2003, however, early adoption is encouraged. This standard will require an impairment loss to be recognized when the carrying amount of an asset held for use exceeds the sum of undiscounted cash flows. The impairment loss would be measured as the amount by which the carrying amount exceeds the fair value of the asset. The Company is assessing the impact Section 3063 may have on its results of operations and financial position.

     In 2003, the CICA issued Handbook Section 3110 - "Asset Retirement Obligations" which is consistent with FASB Statement No. 143, "Accounting for Asset Retirement Obligations." The standard provides for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. It addresses obligations required to be settled as a result of an existing law, regulation or contract related to asset retirements. The new standard is applicable for fiscal years beginning January 1, 2004. Whereas the cumulative effect of adopting SFAS 143 for U.S. GAAP was recorded only upon adoption of the standard, CDN GAAP will require retroactive restatement of all comparative periods. The Company is assessing the impact this standard may have on its results of operations and financial position.